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               [Letterhead of Trace International Holdings, Inc.]



March 16, 1998






Board of Directors
Foamex International Inc.
1000 Columbia Avenue
Linwood, PA  19061


Dear Board of Directors
                  Trace International Holdings Inc. ("Trace") is pleased to make a proposal to acquire all of the outstanding shares of common stock, par value $.01 per share (the "Common Stock") of Foamex International Inc., ("Foamex") not currently owned by Trace or any of its subsidiaries for a cash price per share of $17. Trace believes that this proposal is a fair one that will benefit the public stockholders of Foamex. The price represents a 22.5% premium over the closing market price on Friday, March 13, 1998 of $13-7/8 and enables the public stockholders to receive cash for their shares.

                   Trace wishes to affirm its ability and desire to carry out this proposal. In connection with the financing of this proposal, Trace has received (i) a commitment letter from The Bank of Nova Scotia, DLJ Capital Funding, Inc. and Donaldson, Lufkin & Jenrette Securities Corporation to provide $850 million of loans and (ii) a highly confident letter from Donaldson, Lufkin & Jenrette Securities Corporation and Scotia Capital Markets (U.S.A.) Inc. to raise $410 million of debt financing and from Donaldson, Lufkin & Jenrette Securities Corporation to raise an additional $75 million of debt financing.

                  Consummation of the acquisition would be subject to approval by the Board of Directors and stockholders of Foamex, as well as to other conditions customary in a transaction of this type. Trace anticipates that upon the completion of the acquisition, the shares of Foamex will cease to be quoted on the Nasdaq National Market System and


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that the Common Stock will be deregistered under the Securities  Exchange Act of
1934, as amended.

                  Trace expects that the Board of Directors of Foamex will form a special committee of directors of Foamex who are not affiliated with Trace, and that the special committee will engage legal and financial advisors to represent both them and the public shareholders and to provide a fairness opinion with respect to the proposed transaction. When the special committee is selected, Trace is prepared to meet with the special committee and its advisors to provide them with any information they may require.

                  Trace wishes to make it clear that Trace is not interested in selling its interest in Foamex and that there are no prospects of a sale of a controlling interest to a third party.

                  Thank you for your consideration of this proposal. Please respond as soon as practicable so that both parties may proceed with this transaction.

         Sincerely,



                                              TRACE INTERNATIONAL HOLDINGS, INC.


                                              By:/s/ Marshall S. Cogan
                                              Name:  Marshall S. Cogan
                                              Title: Chairman of the Board
                                                      Chief Executive Officer



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